As filed with the Securities and Exchange Commission on April 27, 2006

REGISTRATION NO. 333-130655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MICROSEMI CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	3674	95-2110371
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David R. Sonksen

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

Fax (949) 752-2602

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Nicholas J. Yocca, Esq. James A. Toto, Esq. The Yocca Law Firm LLP 19900 McArthur Boulevard Suite 650 Irvine, California 92612 (949) 253-0800 Fax (949) 203-6161	Patrick P.H. Sireta President, Chief Executive Officer, and Chairman of the Board Advanced Power Technology, Inc. 405 S.W. Columbia Street Bend, Oregon 97702 (541) 382-8028	David C. Baca, Esq. Gustavo J. Cruz, Jr., Esq. Davis Wright Tremaine LLP 1300 S.W. Fifth Avenue 24th Floor Portland, Oregon 97201 (503) 241-2300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions under the Agreement and Plan of Merger by and among Microsemi Corporation, APT Acquisition Corp., and Advanced Power Technology, Inc., dated as of November 2, 2005, as may be amended from time to time (the “Merger Agreement”), which is attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-130655

EXPLANATORY NOTE

We are filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) of the Securities Act of 1933, as amended, for the sole purpose of filing additional exhibits to Registration Statement No. 333-130655, and accordingly, it shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the “DGCL”) grants Microsemi the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of Microsemi, or is or was serving at the request of Microsemi as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Microsemi, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of Microsemi where the person involved is adjudged to be liable to Microsemi except to the extent approved by a court.

Microsemi’s Amended and Restated Certificate of Incorporation provides that Microsemi will indemnify and hold harmless to the fullest extent permitted by the DCGL, as amended from time to time, any person who is made a party to any action or proceeding because such person is or was a director or officer of Microsemi, or at Microsemi’s request, a director or officer of another enterprise, provided that the person is found to have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of Microsemi. In the case of settlements made before final adjudication, the payment and indemnification thereof must be approved by the Board of Directors. Indemnification under Microsemi’s Amended and Restated Certificate of Incorporation is expressly not exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law.

Microsemi’s Amended and Restated Certificate of Incorporation provides that directors of Microsemi will not be personally liable to Microsemi or its stockholders for monetary damages for breach of fiduciary duty as a director, whether or not an individual continues to be a director at the time such liability is asserted, except for liability (i) for any breach of the director’s duty of loyalty to Microsemi or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

Section 145(g) of the DGCL and Microsemi’s Amended and Restated Certificate of Incorporation grant Microsemi the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Microsemi or is serving as a director, officer, trustee, employee or agent of another enterprise at Microsemi’s request against any liability asserted against, and incurred by, such person in any such capacity or arising out of such person’s status as such, whether or not Microsemi would have the power to indemnify such person against such liability under the provisions of the DGCL. Pursuant to this authority, Microsemi has purchased and maintains a directors’ and officers’ liability insurance policy covering certain liabilities that Microsemi’s directors and officers might incur in connection with the performance of their duties.

In the Merger Agreement, Microsemi has agreed to indemnify the officers, directors, employees or agents of APT in the same manner as set forth above.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	See Exhibit Index immediately following the signature page.

(b)	Not applicable.

(c)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. (included as Annex B to the proxy statement/prospectus which is a part of this registration statement).

ITEM 22.    UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or:

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report this is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	The undersigned Registrant hereby undertakes as follows:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on April 26, 2006.

MICROSEMI CORPORATION

By:	/s/ JAMES J. PETERSON
James J. Peterson President and Chief Executive Officer

By:	/s/ DAVID R. SONKSEN
David R. Sonksen Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES J. PETERSON James J. Peterson	President, Chief Executive Officer and Director	April 26, 2006

/s/ DAVID R. SONKSEN David R. Sonksen	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	April 26, 2006

/s/ DENNIS R. LEIBEL* Dennis R. Leibel	Chairman of the Board and Director	April 26, 2006

/s/ THOMAS R. ANDERSON* Thomas R. Anderson	Director	April 26, 2006

/s/ WILLIAM L. HEALEY* William L. Healey	Director	April 26, 2006

/s/ WILLIAM E. BENDUSH* William E. Bendush	Director	April 26, 2006

/s/ PAUL F. FOLINO* Paul F. Folino	Director	April 26, 2006

/s/ MATTHEW E. MASSENGILL* Matthew E. Massengill	Director	April 26, 2006

*	Signed by David R. Sonksen as Attorney-in-Fact

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
2.6

Agreement and Plan of Merger dated as of November 2, 2005, by and among the Registrant, APT Acquisition Corp., a Delaware corporation that is a wholly owned subsidiary of the Registrant, and Advanced Power Technology, Inc., a Delaware corporation, including the following exhibits:

Form of Voting Agreement

Form of Non-Competition Agreement

Form of Lock-up Agreement

Form of Option Assumption Agreement

Exhibits omitted but to be made available to the SEC at the SEC’s request:

Form of Employment Agreement (See Exhibits 10.105-10.108)

Form of Certificate of Merger

List of Parties to Ancillary Agreements

Previously filed as exhibit 2.6 to the Registrant’s Current Report on Form 8-K filed on November 7, 2005 and incorporated herein by reference. (1)

2.6.1	Amendment No. 1 to Agreement and Plan of Merger dated April 25, 2006, filed herewith.

3.	Bylaws of the Registrant. Previously filed in Microsemi’s Registration Statement on Form S-2 (File No. 33-3845) as filed on March 6, 1986 and incorporated herein by reference.

3.1	Amended and Restated Certificate of Incorporation of the Registrant effective August 9, 2001. Previously filed as Exhibit 3.1 to Microsemi’s Current Report on Form 8-K filed on August 29, 2001 (File No. 0-08866) and incorporated herein by reference.

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock. Incorporated by reference to the indicated Exhibit to the Registrant’s Registration Statement on Form 8-A12G as filed December 29, 2000.

3.3	Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock. Previously filed as and hereby incorporated herein by reference to a like-numbered Exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 with the Commission for the fiscal year ended October 2, 2005.

4.1	Specimen certificate for the shares of common stock of Microsemi, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.2	Shareholder Rights Agreement dated December 22, 2000 between Microsemi and Mellon Investor Services LLC, as Rights Agent, and the exhibits thereto. Previously filed as Exhibit 4.2 to Microsemi’s Registration Statement on Form 8-A12G filed on December 29, 2000 (File No. 0-08866) and incorporated herein by reference.

4.2.1	Amendment No. One dated December 16, 2005 to Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services, LLC, as Rights Agent. Previously filed as and hereby incorporated herein by reference to a like-numbered Exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 with the Commission for the fiscal year ended October 2, 2005.

4.3	Form of Common Stock Purchase Warrant issued by Advanced Power Technology, Inc. to Mark Gates, incorporated by reference to Exhibit 4.5 of Advanced Power Technology, Inc.’s Current Report on Form 8-K filed February 8, 2002 (File No. 1-16047).

5.1	Opinion of The Yocca Law Firm LLP as to the legality of the common stock being registered by the Registrant, which is incorporated by reference to the Registrant’s Registration Statement on Form S-4 (Reg. No. 333-130655 ) as filed on December 23, 2005.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
8.1	Opinion of Davis Wright Tremaine LLP as to the United States federal tax consequences of the Merger, which is incorporated by reference to the Registrant’s Amendment No. 4 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 23, 2006. (1)

8.2	Opinion of The Yocca Law Firm LLP as to the United States federal tax consequences of the Merger, which is incorporated by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 21, 2006.

10.13	The Registrant’s 1987 Stock Plan, and amendments thereto. Previously filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K filed on February 10, 2004 and incorporated herein by reference.*

10.13.1	Adjustment of the 1987 Plan for February 2004 Stock Split. Previously filed as Exhibit 10.13.1 to the Registrant’s Quarterly Report on Form 10-Q filed on February 10, 2004 and incorporated herein by reference.*

10.78	Motorola-Microsemi PowerMite® Technology Agreement, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

10.84	Supplemental Executive Retirement Plan. Previously filed as Exhibit 10.84 to the Registrant’s Form 10-Q filed on February 9, 1998 and incorporated herein by reference.*

10.85	Credit Agreement, dated as of April 2, 1999, among the Company, the Lenders from time to time party thereto and Canadian Imperial Bank of Commerce, as Agent. Previously filed as Exhibit 10.85 to the Registrant’s Quarterly Report on Form 10-Q filed on August 16, 1999 and incorporated herein by reference.

10.85.1	First Amendment dated as of June 25, 1999 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002 and incorporated herein by reference.

10.85.2	Second Amendment dated as of February 14, 2000 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002 and incorporated herein by reference.

10.85.3	Third Amendment dated as of April 2, 2001 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.3 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002 and incorporated herein by reference.

10.85.4	Fourth Amendment dated as of May 25, 2002 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.4 to the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002 and incorporated herein by reference.

10.85.5	Fifth Amendment dated as of December 5, 2002 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.5 to the Registrant’s Annual Report on Form 10-K filed on December 19, 2003 and incorporated herein by reference.

10.85.6	Sixth Amendment dated December 10, 2003 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.6 to the Registrant’s Quarterly Report on Form 10-Q filed on February 10, 2004 and incorporated herein by reference.

10.85.7	Seventh Amendment dated March 31, 2004 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.7 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2004 and incorporated herein by reference.

10.85.8	Eighth Amendment dated March 31, 2004 to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.8 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2004 and incorporated herein by reference.

10.85.9	Ninth Amendment, dated March 29, 2005, to Credit Agreement dated April 2, 1999. Previously filed as Exhibit 10.85.9 to the Registrant’s Quarterly Report on Form 10-Q filed on May 13, 2005 and incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.86	Transition and Consulting Agreement dated January 24, 2001 between Mr. Philip Frey, Jr. and the Registrant. Previously filed as Exhibit 10.86 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.86.1	Agreement dated April 1, 2002, executed May 13, 2002, between Philip Frey, Jr. and the Registrant, amending the Transition and Consulting Agreement dated January 24, 2001. Previously filed as Exhibit 10.86.1 to the Registrant’s Current Report on Form 8-K filed on November 4, 2002 and incorporated herein by reference.*

10.87	Agreement dated January 12, 2001 between James J. Peterson and the Registrant. Previously filed as Exhibit 10.87 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.88	Agreement dated January 12, 2001 between David R. Sonksen and the Registrant. Previously filed as Exhibit 10.88 to the Registrant’s Quarterly Report on Form 10-Q filed on February 13, 2001 and incorporated herein by reference.*

10.90	Form of Notice of Stock Option Grant and Replacement Option Agreement. Previously filed as Exhibit 99(D)(2) to the Registrant’s Tender Offer Statement on Schedule TO filed on November 1, 2002 (File No. 5-20930) and incorporated herein by reference.*

10.91	Board Member Retirement Process. Previously filed as Exhibit 10.91 to the Registrant’s Annual Report on Form 10-K filed on December 19, 2002 and incorporated herein by reference.*

10.92	Indemnification Agreement between the Registrant and each of the following persons:

	INDEMNITEE:	Date:
	Thomas R. Anderson	5/05/03
	Martin H. Jurick	5/05/03
	Dennis R. Leibel	5/05/03
	James J. Peterson	5/05/03
	Nick E. Yocca	5/05/03
	William E. Bendush	5/05/03
	William L. Healey	5/05/03
	Harold A. Blomquist	6/03/03
	Philip Frey, Jr.	5/05/03
	Robert B. Phinizy	5/05/03
	Paul R. Bibeau	6/03/03
	Ralph Brandi	5/05/03
	James H. Gentile	5/12/03
	John M. Holtrust	5/29/03
	John J. Petersen	5/21/03
	David R. Sonksen	5/05/03
	H.K. Desai	5/05/03
	Paul F. Folino	7/20/04
	Steven G. Litchfield	2/25/04

Previously filed as Exhibit 10.92 to the Registrant’s Annual Report on Form 10-K filed on December 19, 2003 and incorporated herein by reference.*

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.93	Form of Executive Retention Agreement
	Date	Executive	Potential Payout as a Multiple of Pay (marked with “X”s)
	10/15/04	Ralph Brandi	Two (2)
	10/15/04	John Holtrust	One (1)
	10/15/04	James Gentile	One (1)
	10/15/04	Steven Litchfield	One (1)

Previously filed as Exhibit 10.93 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.94	Form of Employee Stock Option Agreement prior to August 17, 2004. Previously filed as Exhibit 10.94 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.95	Form of Employee Stock Option Agreement from and after August 17, 2004. Previously filed as Exhibit 10.95 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.96	Form of Non-Employee Stock Option Agreement Previously filed as Exhibit 10.96 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.97	Description of Cash Bonus Plan. Previously filed as Exhibit 10.97 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.98	Supplemental Medical Plan. Previously filed as Exhibit 10.98 to the Registrant’s Current Report on Form 8-K filed on September 24, 2004 and incorporated herein by reference.*

10.99	Form of Employee Stock Option Agreement from and after September 26, 2005. Previously filed as Exhibit 10.99 to the Registrant’s Current Report on Form 8-K filed on September 26, 2005 and incorporated herein by reference.*

10.100	Form of Amendment of Eligible Unvested Options. Previously filed as Exhibit 99(D)(2) to the Registrant’s Tender Offer Statement on Schedule TO filed on August 17, 2005 (File No. 5-30432) and incorporated herein by reference.*

10.101	Form of Voting Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Wen Tsang, Greg Haugen and Thomas Loder, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference. (1)

Name	Date	Shares(1)
Patrick P.H. Sireta	November 11, 2005	2,184,531
Russell J. Crecraft	November 11, 2005	369,800
Greg M. Haugen	November 11, 2005	386,500
Thomas A. Loder	November 11, 2005	360,000
Dah Wen Tsang	November 11, 2005	364,400
(1) As of date of signing.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.102	Form of Lock-Up Agreement between the Registrant and each of Patrick P.H. Sireta, Russell Crecraft, Dah Wen Tsang, Greg Haugen and Thomas Loder, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference. (1)

Name	Date	Shares(1)	Options(1)
Patrick P.H. Sireta	November 11, 2005	2,184,531	0
Russell J. Crecraft	November 11, 2005	369,800	0
Greg M. Haugen	November 11, 2005	386,500	0
Thomas A. Loder	November 11, 2005	360,000	32,535
Dah Wen Tsang	November 11, 2005	364,400	61,405
(1) As of date of signing.

10.103	Non-Competition Agreement between the Registrant and Patrick P.H. Sireta, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

10.104	Settlement Agreement dated July 8, 1998 by and between Microsemi Corp.—Colorado, FMC Corporation, Siemens Microelectronics, Inc. and Coors Porcelain Company, which is incorporated by reference to the Registrant’s Amendment No. 2 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 3, 2006.

10.105	Employment Agreement between APT Acquisition Corp., a wholly owned subsidiary of the Registrant, and Greg M. Haugen, which is incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on February 10, 2006.

10.106	Employment Agreement between APT Acquisition Corp., a wholly owned subsidiary of the Registrant, and Thomas A. Loder, which is incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on February 10, 2006.

10.107	Employment Agreement between APT Acquisition Corp., a wholly owned subsidiary of the Registrant, and Dah Wen Tsang, which is incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on February 10, 2006.

10.108	Employment Agreement between APT Acquisition Corp., a wholly owned subsidiary of the Registrant, and Russell J. Crecraft, which is incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on February 10, 2006.

10.109	Form of Notice of Stock Option Grant and Employee Stock Option Agreement from and after February 22, 2006, previously filed as a like-numbered exhibit to the Registrant’s Current Report on Form 8-K filed on February 28, 2006 and incorporated herein by reference.

10.110	Form of Notice of Stock Option Grant and Non-Employee Stock Option Agreement from and after February 22, 2006, previously filed as a like-numbered exhibit to the Registrant’s Current Report on Form 8-K filed on February 28, 2006 and incorporated herein by reference.

21	Subsidiaries of Microsemi. Previously filed as and hereby incorporated herein by reference to a like-numbered Exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 with the Commission for the fiscal year ended October 2, 2005.

23.1	Consent of The Yocca Law Firm LLP to use opinion, (included in the Opinion incorporated by reference as Exhibit 5.1 to this Registration Statement).

23.2	Consent of Davis Wright Tremaine LLP to use opinion, (included in the Opinion incorporated by reference as Exhibit 8.1 to this Registration Statement).

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

23.3.4	Consent of PricewaterhouseCoopers LLP, which is incorporated by reference to the Registrant’s Amendment No. 4 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 23, 2006.

23.4.3	Consent of KPMG LLP, which is incorporated by reference to the Registrant’s Amendment No. 3 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 21, 2006.

23.5	Consent of Houlihan Lokey Howard & Zukin Capital, Inc., which is incorporated by reference to the Registrant’s Registration Statement on Form S-4 (Reg. No. 333-130655) as filed on December 23, 3005.

23.6	Consent of Lehman Brothers Inc., which is incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on February 10, 2006.

24.1	Power of Attorney, which is incorporated by reference to the Registrant’s Amendment No. 4 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 23, 2006.

99.1	Form of Proxy Card, which is incorporated by reference to the Registrant’s Amendment No. 4 to Registration Statement on Form S-4/A (Reg. No. 333-130655) as filed on March 23, 2006.

*	Management contract or compensatory plan or arrangement in which the executive officers or directors of the Company participate.
(1)	Filed as an Annex to the proxy statement/prospectus constituting a part of this registration statement and incorporated herein by reference.